

December 27, 2017

Rudy C. Howard
Chief Financial Officer
vTv Therapeutics, Inc.
4170 Mendenhall Oaks Parkway
High Point, North Carolina 27265

      Re: vTv Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed February 24, 2017
           File No. 001-37524

Dear Mr. Howard:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 74

1. You disclose that you did not provide management's assessment of internal control over financial reporting (ICFR) due to a transition period established by the Commission. As Instruction 1 to Item 308 of Regulation S-K permits management to exclude its assessment of ICFR only in its first annual report filing and this is your second Form 10-K, please address the following:
   - If you did not perform your ICFR assessment at December 31, 2016:
     - Tell us why you did not follow the guidance referred to above; and
     - Tell us how your disclosure controls and procedures (DCP) were effective at December 31, 2016.

- If you performed the assessment and mistakenly excluded it from your filing:
  ○ Amend your filing to provide your assessment at December 31, 2016;
  ○ Tell us the impact of your failure to disclose your ICFR assessment on your assessment of DCP at December 31, 2016 and revise your DCP assessment in your amended filing accordingly; and
  ○ Revise item 4 of your certifications filed as Exhibits 31.1 and 31.2 in its entirety to conform to Item 601(b)(31) of Regulation S-K to address ICFR.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Bonnie Baynes at (202) 551-4924 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance